FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Back to Contents

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Major Event dated May 14, 2003 titled, “Santander Central Hispano and Royal Bank of Scotland Close Transactions in Miami and Frankfurt.”

Back to Contents

ITEM 1

MAJOR EVENT

SANTANDER CENTRAL HISPANO AND ROYAL BANK OF
SCOTLAND CLOSE TRANSACTIONS IN MIAMI AND
FRANKFURT

•	Santander buys Miami-based Latin American private banking business of RBSG subsidiary Coutts & Co
•	Royal Bank of Scotland buys cards and personal loans businesses of Santander Direkt Bank in Germany

Madrid, May 14, 2003 - The Royal Bank of Scotland Group and Santander Central Hispano have reached agreement on two separate transactions which will allow the two institutions to focus their growth efforts on specific core businesses.

Santander Central Hispano is to acquire the Miami based Latin American private banking operations of the Coutts Group. The Royal Bank of Scotland Group is to purchase the credit card and personal loans portfolios of Frankfurt based Santander Direkt Bank. Both transactions are subject to regulatory approval and are expected to be completed within three months.

The transaction with the Coutts Group will enhance Santander Central Hispano’s position as one of the leading providers of private banking services in Latin America. The acquisition of the Santander Direkt Bank businesses will grow The Royal Bank of Scotland Group’s already significant personal loans and cards business in Europe that trades under its Comfort Card brand.

Santander Central Hispano CEO Alfredo Saenz, commented: “We are delighted to reach these agreements with our partners at The Royal Bank of Scotland Group, underlining again our ability to work together for the benefit of our shareholders.”

Fred Goodwin, Group Chief Executive of The Royal Bank of Scotland Group, said: “These transactions are very sensible for both The Royal Bank of Scotland Group and Santander Central Hispano.

“The Royal Bank of Scotland Group operates one of the largest credit card platforms in Europe and is ideally placed to grow Santander Direkt. Santander Central Hispano is highly regarded in Latin America for its private client business and this acquisition will sit very comfortably within that business.”

As at 31 December 2002, the Latin American private banking operations of the Coutts Group had $2.6 billion in assets under management for over 1,400 clients in Latin America. The premium to be paid by Santander will be approximately 65 million euros.

Relaciones con Inversores y Analistas Plaza de Canalejas, 1-5th Planta; 28014 Madrid; Tel: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Back to Contents

The sale of the Latin American private banking operations will enable Coutts to focus its expansion plans on its priority markets of the UK, Europe and Asia. The disposal will not have a material impact on The Royal Bank of Scotland Group. Through its International Private Banking Unit, Santander Central Hispano had $25 billion under management globally as at 31 December 2002.

Santander Direkt Bank is the third largest credit card provider in Germany to both personal and commercial customers and also has a consumer loans business with a total of over 540,000 customers. The total consideration for the card and loans portfolios will be approximately 486 million euros, subject to adjustments.

Santander Central Hispano continues to offer consumer finance in Germany through its CC-Bank subsidiary, focusing particularly on the vehicle financing segment where it is the leading independent franchise in the country with 2.2 million customers and a 16% market share. It also continues to provide ancillary credit card services in this market through CC-Bank.

Notes to Editors

Santander Central Hispano (SAN.MC, STD.N) is the largest financial group in Spain and in Latin America, and the second largest bank in the Euro Zone by market capitalisation. It is present in 40 countries worldwide and has 36 million customers, including 23 million in 10 Latin American countries concentrated mainly in Brazil, Mexico and Chile.

Founded in 1857, the Group has forged important business initiatives in Europe, including a 14-year old alliance with The Royal Bank of Scotland, ownership of the third largest banking group in Portugal and a major consumer finance franchise in eight European countries including Spain, Portugal, Italy and Germany where it is the leading independent vehicle finance provider, as well as Austria, Poland, the Czech Republic and Hungary.

The Royal Bank of Scotland Group is Europe’s 2nd and the world’s 5th largest bank by market capitalisation. The Retail Direct divisions, which includes its credit card business, issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail customers.

It also includes Tesco Personal Finance, The One Account (formerly Virgin One), Direct Line Financial Services, Lombard Direct and the Group’s internet banking platform. It has 15.3 million customer accounts in Europe and employs 6,800 people.

Retail Direct has 9.5 million credit card accounts. Its Comfort Card business offers storecards and personal loans to over 1.7 million account holders and operates in Austria, Belgium Germany and the Netherlands employing 480 people.

Relaciones con Inversores y Analistas Plaza de Canalejas, 1-5th Planta; 28014 Madrid; Tel: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Back to Contents

•	In addition, in Europe, The Royal Bank of Scotland Group has:
Corporate Banking operations in Paris, Frankfurt, Milan, Madrid, Stockholm and Helsinki, employing nearly 600 people and offering a full range of corporate banking services to its European corporate customers;

•	Motor Insurance business in Spain, Germany and Italy through Direct Line. Launched in 1995 through Linea Directa in Spain, Direct Line acquired the motor insurance business of All State in June 2001 and the direct motor activities of Royal & Sun Alliance in Italy in January 2002. It is now one of Europe’s largest providers of direct telephone motor insurance.

The Coutts Group is the international private banking arm of The Royal Bank of Scotland Group. The Coutts Group manages £34 billion of assets on behalf of 75,000 clients worldwide and has 36 offices in the UK, Switzerland, Monaco, the Middle East, Asia and offshore jurisdictions. Founded in 1692, Coutts is the UK’s leading private bank.

Enquiries to:

Media:
Santander Central Hispano
Keith Grant
Tel: +3491-558-3486; mobile +34 639 726848

The Royal Bank of Scotland Group
Carolyn McAdam
Tel (today only): +44 (0) 207 672 1914; mobile +44 (0) 7796 274968

Investor Relations
Santander Central Hispano
Name: Eduardo Suárez
Tel: +3491-558-1985/6

The Royal Bank of Scotland Group
Richard O’Connor
Tel: +44 (0) 20 7672 1763

Relaciones con Inversores y Analistas Plaza de Canalejas, 1-5th Planta; 28014 Madrid; Tel: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: May 15, 2003	By:	/s/ JOSÉ ANTONIO ALVAREZ

Name: José Antonio Alvarez
Title: Executive Vice President